February 7, 2002


      RE:   CORRECTED 2001 Year-End Estimated Valuation
            II-D, III-D & III-E Partnerships

Dear Geodyne Energy Income Program Unit Holder:

By letter dated January 28, 2002, we provided you with information concerning your 2001 year-end estimated valuation for your Geodyne Energy Income Program. It has now been discovered that there was an error in determining the year-end valuation of the II-D, III-D & III-E partnerships, which resulted in an understatement of the valuation for any of these programs in which you are a limited partner. Enclosed with this letter is a revised valuation.

Please reference the January 28 letter for more detail about the calculation of the year-end valuation. We apologize for any confusion caused by this error and restatement. Please contact Geodyne Investor Services at the letterhead address or by phone at 888-436-3963 if you have any questions.

Sincerely,



Dennis R. Neill
President
Geodyne Resources, Inc.

Enclosure